Exhibit 99.17

PRESS RELEASE

South Africa: TotalEnergies signs Renewable Power
Purchase Agreements with Sasol and Air Liquide

Paris, 23 February 2023 – TotalEnergies has signed Corporate Power Purchase Agreements (CPPA) with Sasol South Africa and Air Liquide Large Industries South Africa for the supply of 260 MW capacity of renewable electricity over 20 years.

TotalEnergies will develop a 120 MW solar plant and a 140 MW windfarm in the Western Cape province to supply around 850 GWh of green electricity per year to the Sasol’s Secunda site, located 700 kilometers further North-East, where Air Liquide operates the biggest oxygen production site in the world.

The two projects will provide competitive and available renewable electricity to decarbonize Sasol and Air Liquide’s production. These agreements demonstrate TotalEnergies’ positioning to contribute to the evolution of the energy mix in South Africa. The projects will have a direct impact on the local community through job creations.

“Power generation in South Africa is still 80% based on coal and power cuts occur daily. With these developments we are proud to support Air Liquide and Sasol for their supply of green electricity. Meanwhile, we are pleased to contribute to South Africa’s energy transition which consists of increasing its share of renewables and gas as an alternative to coal” said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies. “There is a dynamic market for corporate PPAs in South Africa and we want TotalEnergies to take a strong leadership position.”

The two projects are expected to be operational in 2025. The CPPAs with SASOL and Air Liquide were signed with a consortium of TotalEnergies Marketing South Africa1 (70%), its partner Mulilo (17%) and a to-be-announced B-BBEE partner (13%).

These projects are subject to regulatory approvals.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of 2022, TotalEnergies' gross renewable electricity generation installed capacity was 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

1 TotalEnergies Marketing South Africa is a South African registered company of TotalEnergies (50.1%) and a number of South african BBBEE investors (49.9%).

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